Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel       : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

July 29, 2024

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub.: Outcome of 40th Annual General Meeting and Voting results

This is with reference to our earlier letters dated May 07, 2024 and July 2, 2024, regarding the 40th Annual General Meeting (AGM) of the Company, held on July 29, 2024.

In accordance with Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (SEBI Listing Regulations), this is to inform you that the Members of the Company transacted the business as stated in the Notice of 40th AGM, dated May 07, 2024, through video conferencing facility.

In this regard, please find enclosed the following:

1.	Pursuant to Regulation 30 of the SEBI Listing Regulations, summary of the 40th AGM proceedings is enclosed as Annexure - A.
2.	The consolidated Report of Scrutinizer on remote e-voting & e-voting during the AGM is enclosed as Annexure - B.
3.	The agenda-wise disclosure of voting details is enclosed as Annexure - C.

The above are also being uploaded on the Company's website www.drreddys.com and on the website of National Securities Depository Limited www.evoting.nsdl.com.

The video recording of the proceedings of the AGM will be available on the Company's website at www.drreddys.com.

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR

Encl: As above

CC: National Securities Depositary Limited (NSDL)

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel       : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

DR. REDDY’S LABORATORIES LIMITED

Summary of proceedings of the 40th Annual General Meeting (AGM) of the members of Dr. Reddy’s Laboratories Limited (‘the Company’) held on Monday, July 29, 2024 at 11.00 AM (IST) through Video Conferencing (VC) /Other Audio Visual Means (OAVM).

Directors Present through VC:

1.	Mr. K Satish Reddy	Chairman and Member, participated from Hyderabad, India
2.	Mr. G V Prasad	Co-Chairman and Managing Director and Member, participated from Hyderabad, India
3.	Ms. Kalpana Morparia	Independent Director and Member, participated from Mumbai, India
4.	Mr. Leo Puri	Independent Director, participated from Singapore
5.	Ms. Shikha Sharma	Independent Director, participated from Mumbai, India
6.	Dr. K P Krishnan	Independent Director, participated from Mumbai, India
7.	Ms. Penny Wan	Independent Director, participated from Pennsylvania, USA
8.	Mr. Arun M Kumar	Independent Director, participated from Bangalore, India
9.	Dr. Claudio Albrecht	Independent Director, participated from Austria
10.	Ms. Alpna Seth	Independent Director, participated from Delhi, India
11.	Mr. Sanjiv Mehta	Independent Director, participated from Paris, France

In attendance through VC, participated from Hyderabad, India:

1.	Mr. Erez Israeli	Chief Executive Officer
2.	Mr. Parag Agarwal	Chief Financial Officer
3.	Mr. K Randhir Singh	Company Secretary, Compliance Officer and Head-CSR

Other representatives through VC:

1.	Representatives of M/s. S.R. Batliboi & Associates LLP, Statutory Auditors, participated from Hyderabad, India
2.	Mr. Atul Mehta, Scrutinizer, Founding Partner, M/s. Mehta & Mehta, Practicing Company Secretaries, participated from Hyderabad, India

Members Present:

Total 179 members holding 8,13,44,475 shares, attended the meeting through VC/OAVM.

Pursuant to Article 70 of the Articles of Association of the Company, Mr. K Satish Reddy, the Chairman of the Board took the chair and conducted the proceedings of the meeting. The requisite quorum being present, the meeting was called to order.

Thereafter, the Company Secretary informed the members that the meeting is being held through Video Conferencing/ Other Audio Visual Means (OAVM) in compliance with the applicable Circulars issued by the Ministry of Corporate Affairs (MCA) and Securities Exchange Board of India (SEBI). The Company Secretary further stated that since the Integrated Annual Report for FY2024 containing the Notice of the 40th AGM and the Auditor’s Report was circulated to the members through electronic mode, the Notice convening the meeting and the Auditor’s Report are taken as read. Thereafter, the Chairman delivered his speech followed with the address by the Co-Chairman and Managing Director.

The members were informed that the Integrated Annual Report for FY2024 containing the Audited Financial Statements (both Standalone and Consolidated) for the year ended March 31, 2024, Board’s and Auditor’s report had been sent through electronic mode to all the members whose e-mail addresses were registered with the Company/ Depository Participant(s)/ Registrar and Transfer Agent. The members were also informed that the original documents, as referred to in the Integrated Annual Report, along with the statutory registers were made available for inspection before the 40th AGM and were also available during the AGM for inspection in electronic mode.

Further, the Members were invited to come forward and seek clarifications/information on the operational and financial performance of the Company. In addition to certain queries on financial statements, the members sought clarifications on key financial/operational matters. These queries were adequately responded to by the Management

The members were further informed that the Company had provided to the members facility to cast their votes electronically, on all resolutions set forth in the Notice of the 40th AGM through remote e-voting provided by NSDL. The remote e-voting facility was open from Thursday, July 25, 2024 (9.00 AM IST) to Sunday, July 28, 2024 (5.00 PM IST). Members who attended the AGM and had not cast their votes through remote e-voting prior to the meeting were provided an opportunity to cast their votes during the AGM through the e-voting facility provided by NSDL.

The following items of business, as per the Notice of the 40th AGM dated May 07, 2024 were transacted at the meeting:

Ordinary Business

1.	Adoption of Audited Financial Statements (Standalone and Consolidated) of the Company for the year ended March 31, 2024, together with the Reports of the Board of Directors and Auditors thereon (Ordinary Resolution).

2.	Declaration of dividend of Rs. 40 per equity share for the FY2024 (Ordinary Resolution).

3.	Re-appointment of Mr. K Satish Reddy (DIN: 00129701), as a Director, who retires by rotation, and being eligible offers himself for re-appointment (Ordinary Resolution).

Special Business

4.	Approval of the appointment of Mr. Vishal Reddy, a related party, as an entry level employee in Dr. Reddy’s Laboratories Inc, USA, a wholly owned subsidiary of the Company (Ordinary Resolution).

5.	Approval of the remuneration payable to Cost Auditors, M/s. Sagar & Associates, Cost Accountants, for the financial year ending March 31, 2025 (Ordinary Resolution).

The Chairman informed the members that Mr. Atul Mehta (Membership No. F5782 and COP No. 2486), Founding Partner, M/s Mehta & Mehta, Company Secretaries, was appointed as the Scrutinizer for scrutinizing the processes of remote e-voting prior to the meeting and e-voting during the AGM in a fair and transparent manner and to report on the voting results for the items as per the Notice of the 40th AGM. The Chairman also informed the members that the Company Secretary is authorised on behalf of the board, to declare the results of the voting.

The meeting started at 11:00 a.m. and concluded at 1:16 p.m. (including 30 minutes time allowed for e-voting during AGM).

The Scrutinizer’s Report was received, and accordingly all the resolutions as set out in the Notice of the 40th AGM were declared as passed by requisite majority.

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR

Mehta & Mehta

COMPANY SECRETARIES

201-206 SHIV SMRITI, 2ND FLOOR, 49/A, DR. ANNIE BESANT ROAD, ABOVE CORPORATION BANK, WORLI, MUMBAI - 400 018
TEL : +91-22-6611 9696. • E-mail: dipti@mehta-mehta.com • Visit us : www.mehta-mehta.com

AUTHORISED AGENTS FOR TRADEMARK, COPYRIGHT AND PATENT

Scrutinizer's Report

[Pursuant to Section 108 of the Companies Act, 2013 and Rule 20 of the Companies (Management and Administration) Rules, 2014]

To,

The Chairman
Dr. Reddy's Laboratories Limited
Office No. 8-2-337, Road No. 3,
Banjara Hills, Hyderabad,
Telangana, India – 500034

Dear Sir,

I, **Atul Mehta,** Partner, M/s. Mehta & Mehta, Company Secretaries have been appointed by the Board of Directors of **Dr. Reddy's Laboratories Limited ("the Company")** to act as the Scrutinizer for the purpose of scrutinizing the process of remote e-voting and voting through electronic voting system during the **40th AGM** of the Company held on **Monday, July 29, 2024 at 11:00 A.M.** through VC/OAVM pursuant to Section 108 of Companies Act, 2013 and Rule 20 of the Companies (Management and Administration) Rules, 2014 read with the General Circular No. 14/2020 dated April 8, 2020, the General Circular No. 17/2020 dated April 13, 2020, the General Circular No. 20/2020 dated May 05, 2020, the General Circular No. 02/2021 dated January 13, 2021, the General Circular No. 19/2021 dated December 28, 2021, the General Circular No. 21/2021 dated December 14, 2021, the General Circular No. 02/2022 dated May 05, 2022, the General Circular No. 10/2022 dated December 28, 2022 and the General Circular No. 09/2023 dated September 25, 2023 issued by the Ministry of Corporate Affairs, Government of India (hereinafter referred to as "MCA Circulars") and Securities and Exchange Board of India ("SEBI") vide its Circular No. SEBI/HO/CFD/CMD1/CIR/P/2020/79 dated May 12, 2020, Circular No. SEBI/HO/CFD/CMD2/CIR/P/2022/62 dated May 13, 2022, Circular No SEBI/HO/CFD/PoD-2/P/CIR/2023/4 dated January 5, 2023 and Circular No SEBI/HO/CFD/CFD-PoD-2/P/CIR/2023/167 dated October 7, 2023 (collectively referred to as "SEBI Circulars") and Secretarial Standards on General Meetings ("SS-2') issued by the Institute of Company Secretaries of India in respect of the Resolutions as set out in the Notice convening the 40th AGM, do hereby submit the report as follows:

ATUL MEHTA * CP No. 2486 * Company Secretaries

1. The Notice dated Tuesday, May 7, 2024 of the 40th AGM was sent to the Members on Tuesday, July 2, 2024 through electronic mode whose email addresses are registered with the Company/Depository Participants/Registrar and Share Transfer Agent ('RTA') in compliance with MCA and SEBI circulars.

2. The Resolutions were transacted through the process of remote e-voting and through electronic voting system during the AGM. For the purpose of remote e-voting, the Company had engaged the services of National Securities Depository Limited (NSDL).

3. The members of the Company holding shares as on the "cut off" date i.e. Monday, July 22, 2024 were entitled to vote on the resolutions stated in the Notice of the 40th AGM.

4. The period for remote e-voting commenced on Thursday, July 25, 2024 (09:00 A.M. IST) and ended on Sunday, July 28, 2024 (05:00 P.M. IST). The Remote e-voting module was disabled by NSDL for voting thereafter.

5. The facility for e-voting was made available for the Members attending the meeting through VC/OAVM and who did not cast their vote through remote e-voting.

6. After the closure of e-voting at the AGM, the report on the voting done at the AGM and votes cast through remote e-voting facility done prior to the AGM were unblocked, in the presence of two witnesses Mr. Teja B and Mr. K Bhaskar, neither of whom are in the employment of the Company and generated from NSDL e-voting website https://www.evoting.nsdl.com/ .

7. The Management of the Company is responsible to ensure compliance with the requirements of the Act and rules thereunder, MCA Circulars and the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 relating to remote e-voting prior and during the AGM on the resolutions contained in the Notice of the 40th AGM.

8. My responsibility as a scrutinizer for the e-voting process (i.e., remote e-voting and e-voting during AGM) is restricted to making a Consolidated Scrutinizer's Report of the votes cast in favour or against the resolutions.

9. The consolidated results of remote e-voting and voting through electronic voting system at the 40th AGM are enclosed as an **Annexure** to this report.

Thanking You,

For **Mehta & Mehta**
Company Secretaries

ATUL MEHTA CP No. 2486 Company Secretaries

Atul Mehta
Scrutinizer
FCS No: 5782
CP No: 2486
UDIN: F005782F000847271
PR No: 3686/2023
Place: Hyderabad
Date: July 29th, 2024

Enclosed: Annexure

We, the undersigned have witnessed that the votes cast through e-voting were unblocked from NSDL e-voting website https://www.evoting.nsdl.com/ in our presence on July 29, 2024.

Name : Mr. Teja B	Name : Mr. K Bhaskar
Address: : F.No: 102, Samrudhi Heights, Mathrusree Nagar, Miyapur, Hyderabad - 500049	Address: : 13-114, Siddanathi, Shamshabad, K V Rangareddy - 501218

Countersigned by

(Person Authorized by Chairman)
K Randhir Singh
Company Secretary, Compliance Officer and Head - CSR
M No: F6621
Dr. Reddy's Laboratories Limited
Place: Hyderabad
Date: July 29th, 2024

Annexure

Item No. 1: Ordinary Resolution

Particulars	Remote e-voting		Voting through electronic voting system at the venue of the AGM		Consolidated voting results		
	Number of Members who voted	Number of Shares for which votes cast	Number of Members who voted	Number of Shares for which votes cast	Number of Members who voted	Number of Shares for which votes cast	Percentage of votes to total number of valid votes cast
Voted in favour of the resolution	1596	121787776	114	1,26,29,885	1710	13,44,17,661	99.8968
Votes against the resolution	22	1,38,917	0	0	22	1,38,917	0.1032
Invalid votes/ Abstained	0	0	0	0	0	0	0

The above resolution has been passed by requisite majority since more than half of the votes were casted in favour of the resolution.

Item No. 2: Ordinary Resolution

Particulars	Remote e-voting		Voting through electronic voting system at the venue of the AGM		Consolidated voting results		
	Number of Members who voted	Number of Shares for which votes cast	Number of Members who voted	Number of Shares for which votes cast	Number of Members who voted	Number of Shares for which votes cast	Percentage of votes to total number of valid votes cast
Voted in favour of the resolution	1593	122315312	114	1,26,29,885	1707	13,49,45,197	99.9158
Votes against the resolution	30	1,13,674	0	0	30	1,13,674	0.0842
Invalid votes/ Abstained	0	0	0	0	0	0	0

The above resolution has been passed by requisite majority since more than half of the votes were casted in favour of the resolution.

Item No. 3: Ordinary Resolution

Particulars	Remote e-voting		Voting through electronic voting system at the venue of the AGM		Consolidated voting results		
	Number of Members who voted	Number of Shares for which votes cast	Number of Members who voted	Number of Shares for which votes cast	Number of Members who voted	Number of Shares for which votes cast	Percentage of votes to total number of valid votes cast
Voted in favour of the resolution	1542	120223663	74	83,23,757	1616	12,85,47,420	95.2442
Votes against the resolution	79	21,12,563	40	4306128	119	64,18,691	4.7558
Invalid votes/ Abstained	0	0	0	0	0	0	0

The above resolution has been passed by requisite majority since more than half of the votes were casted in favour of the resolution.

Item No. 4: Ordinary Resolution

Particulars	Remote e-voting		Voting through electronic voting system at the venue of the AGM		Consolidated voting results		
	Number of Members who voted	Number of Shares for which votes cast	Number of Members who voted	Number of Shares for which votes cast	Number of Members who voted	Number of Shares for which votes cast	Percentage of votes to total number of valid votes cast
Voted in favour of the resolution	1564	77901317	112	1,26,22,146	1676	9,05,23,463	99.9777
Votes against the resolution	38	20,207	0	0	38	20,207	0.0223
Invalid votes/ Abstained	0	0	0	0	0	0	0

The above resolution has been passed by requisite majority since more than half of the votes were casted in favour of the resolution.

Item No. 5: Ordinary Resolution

Particulars	Remote e-voting		Voting through electronic voting system at the venue of the AGM		Consolidated voting results		
	Number of Members who voted	Number of Shares for which votes cast	Number of Members who voted	Number of Shares for which votes cast	Number of Members who voted	Number of Shares for which votes cast	Percentage of votes to total number of valid votes cast
Voted in favour of the resolution	1585	122379740	114	1,26,29,885	1699	13,50,09,625	99.9958
Votes against the resolution	30	5,613	0	0	30	5,613	0.0042
Invalid votes/ Abstained	0	0	0	0	0	0	0

The above resolution has been passed by requisite majority since more than half of the votes were casted in favour of the resolution.

ATUL MEHTA CP No. 2486 Company Secretaries

General information about company	
Scrip code	500124
NSE Symbol	DRREDDY
MSEI Symbol	NOT LISTED
ISIN	INE089A01023
Name of the company	Dr.Reddy's Laboratories Limited
Type of meeting	AGM
Date of the meeting / last day of receipt of postal ballot forms (in case of Postal Ballot)	29-07-2024
Start time of the meeting	11:00 AM
End time of the meeting	01:16 PM

KUMAR RANDHIR SINGH

Digitally signed by KUMAR RANDHIR SINGH
Date: 2024.07.29 20:24:46 +05'30'

Scrutinizer Details	
Name of the Scrutinizer	Atul Mehta
Firms Name	M/s Mehta & Mehta
Qualification	CS
Membership Number	F5782
Date of Board Meeting in which appointed	07-05-2024
Date of Issuance of Report to the company	29-07-2024

KUMAR RANDHIR SINGH

Digitally signed by KUMAR RANDHIR SINGH
Date: 2024.07.29 20:25:04 +05'30'

Voting results	
Record date	22-07-2024
Total number of shareholders on record date	271732
No. of shareholders present in the meeting either in person or through proxy	
a) Promoters and Promoter group	0
b) Public	0
No. of shareholders attended the meeting through video conferencing	
a) Promoters and Promoter group	10
b) Public	169
No. of resolution passed in the meeting	5
Disclosure of notes on voting results	

KUMAR RANDHIR SINGH

Digitally signed by KUMAR RANDHIR SINGH
Date: 2024.07.29 20:25:19 +05'30'

Resolution(1)								
Resolution required: (Ordinary / Special)				Ordinary				
Whether promoter/promoter group are interested in the agenda/resolution?				No				
Description of resolution considered				Adoption of the financial statements (standalone and consolidated) of the Company for the year ended March 31,2024, together with reports of the Board of Directors and Auditors thereon				
Category	Mode of voting	No. of shares held	No. of votes polled	% of Votes polled on outstanding shares	No. of votes – in favour	No. of votes – against	% of votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3)=[(2)/(1)]*100	(4)	(5)	(6)=[(4)/(2)]*100	(7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	44461128	44461128	100	44461128	0	100	0
	Poll							
	Postal Ballot (if applicable)							
	Total	44461128	44461128	100	44461128	0	100	0
Public-Institutions	E-Voting	107258300	89994584	83.9045	89855914	138670	99.8459	0.1541
	Poll							
	Postal Ballot (if applicable)							
	Total	107258300	89994584	83.9045	89855914	138670	99.8459	0.1541
Public- Non Institutions	E-Voting	15110273	100866	0.6675	100619	247	99.7551	0.2449
	Poll							
	Postal Ballot (if applicable)							
	Total	15110273	100866	0.6675	100619	247	99.7551	0.2449
	Total	166829701	134556578	80.655	134417661	138917	99.8968	0.1032
Whether resolution is Pass or Not.							Yes	
Disclosure of notes on resolution								

KUMAR RANDHIR SINGH

Digitally signed by KUMAR RANDHIR SINGH
Date: 2024.07.29 20:25:35 +05'30'

Details of Invalid Votes	
Category	No. of Votes
Promoter and Promoter Group	
Public Insitutions	
Public - Non Insitutions	

KUMAR RANDHIR SINGH

Digitally signed by KUMAR RANDHIR SINGH
Date: 2024.07.29 20:25:54 +05'30'

<table>
<tr><th colspan="9">Resolution(2)</th></tr>
<tr><td colspan="4">Resolution required: (Ordinary / Special)</td><td colspan="5">Ordinary</td></tr>
<tr><td colspan="4">Whether promoter/promoter group are interested in the agenda/resolution?</td><td colspan="5">No</td></tr>
<tr><td colspan="4">Description of resolution considered</td><td colspan="5">Declaration of Dividend of Rs.40 per share for the financial year ended March 31, 2024</td></tr>
<tr><td>Category</td><td>Mode of voting</td><td>No. of shares held</td><td>No. of votes polled</td><td>% of Votes polled on outstanding shares</td><td>No. of votes – in favour</td><td>No. of votes – against</td><td>% of votes in favour on votes polled</td><td>% of Votes against on votes polled</td></tr>
<tr><td colspan="2"></td><td>(1)</td><td>(2)</td><td>(3)=[(2)/(1)]*100</td><td>(4)</td><td>(5)</td><td>(6)=[(4)/(2)]*100</td><td>(7)=[(5)/(2)]*100</td></tr>
<tr><td rowspan="4">Promoter and Promoter Group</td><td>E-Voting</td><td rowspan="3">44461128</td><td>44461128</td><td>100</td><td>44461128</td><td>0</td><td>100</td><td>0</td></tr>
<tr><td>Poll</td><td></td><td></td><td></td><td></td><td></td><td></td></tr>
<tr><td>Postal Ballot (if applicable)</td><td></td><td></td><td></td><td></td><td></td><td></td></tr>
<tr><td>Total</td><td>44461128</td><td>44461128</td><td>100</td><td>44461128</td><td>0</td><td>100</td><td>0</td></tr>
<tr><td rowspan="4">Public- Institutions</td><td>E-Voting</td><td rowspan="3">107258300</td><td>90496893</td><td>84.3729</td><td>90383546</td><td>113347</td><td>99.8748</td><td>0.1252</td></tr>
<tr><td>Poll</td><td></td><td></td><td></td><td></td><td></td><td></td></tr>
<tr><td>Postal Ballot (if applicable)</td><td></td><td></td><td></td><td></td><td></td><td></td></tr>
<tr><td>Total</td><td>107258300</td><td>90496893</td><td>84.3729</td><td>90383546</td><td>113347</td><td>99.8748</td><td>0.1252</td></tr>
<tr><td rowspan="4">Public- Non Institutions</td><td>E-Voting</td><td rowspan="3">15110273</td><td>100850</td><td>0.6674</td><td>100523</td><td>327</td><td>99.6758</td><td>0.3242</td></tr>
<tr><td>Poll</td><td></td><td></td><td></td><td></td><td></td><td></td></tr>
<tr><td>Postal Ballot (if applicable)</td><td></td><td></td><td></td><td></td><td></td><td></td></tr>
<tr><td>Total</td><td>15110273</td><td>100850</td><td>0.6674</td><td>100523</td><td>327</td><td>99.6758</td><td>0.3242</td></tr>
<tr><td colspan="2">Total</td><td>166829701</td><td>135058871</td><td>80.9561</td><td>134945197</td><td>113674</td><td>99.9158</td><td>0.0842</td></tr>
<tr><td colspan="7">Whether resolution is Pass or Not.</td><td colspan="2">Yes</td></tr>
<tr><td colspan="7">Disclosure of notes on resolution</td><td colspan="2"></td></tr>
</table>

KUMAR RANDHIR SINGH

Digitally signed by KUMAR RANDHIR SINGH
Date: 2024.07.29 20:26:13 +05'30'

Details of Invalid Votes	
Category	No. of Votes
Promoter and Promoter Group	
Public Insitutions	
Public - Non Insitutions	

KUMAR RANDHIR SINGH

Digitally signed by KUMAR RANDHIR SINGH
Date: 2024.07.29 20:26:32 +05'30'

Resolution(3)

Resolution required: (Ordinary / Special)	Ordinary
Whether promoter/promoter group are interested in the agenda/resolution?	No
Description of resolution considered	Re-Appointment of K Satish Reddy (DIN: 00129701), as a Director, who retires by rotation, and being eligible offers himself for re-appointment

Category	Mode of voting	No. of shares held	No. of votes polled	% of Votes polled on outstanding shares	No. of votes – in favour	No. of votes – against	% of votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3)= [(2)/(1)]*100	(4)	(5)	(6)= [(4)/(2)]*100	(7)= [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	44461128	44461128	100	44461128	0	100	0
	Poll							
	Postal Ballot (if applicable)							
	Total	44461128	44461128	100	44461128	0	100	0
Public- Institutions	E-Voting	107258300	90404244	84.2865	83986513	6417731	92.9011	7.0989
	Poll							
	Postal Ballot (if applicable)							
	Total	107258300	90404244	84.2865	83986513	6417731	92.9011	7.0989
Public- Non Institutions	E-Voting	15110273	100739	0.6667	99779	960	99.047	0.953
	Poll							
	Postal Ballot (if applicable)							
	Total	15110273	100739	0.6667	99779	960	99.047	0.953
	Total	166829701	134966111	80.9005	128547420	6418691	95.2442	4.7558
						Whether resolution is Pass or Not.	Yes	
						Disclosure of notes on resolution		

KUMAR RANDHIR SINGH

Digitally signed by KUMAR RANDHIR SINGH
Date: 2024.07.29 20:26:53 +05'30'

Details of Invalid Votes	
Category	No. of Votes
Promoter and Promoter Group	
Public Insitutions	
Public - Non Insitutions	

KUMAR RANDHIR SINGH

Digitally signed by KUMAR RANDHIR SINGH
Date: 2024.07.29 20:27:13 +05'30'

Resolution(4)								
Resolution required: (Ordinary / Special)			Ordinary					
Whether promoter/promoter group are interested in the agenda/resolution?			Yes					
Description of resolution considered			Appointment of Mr. Vishal Reddy, a related party, as an entry level employee in Dr. Reddy's Laboratories Inc, USA, a wholly owned subsidiary of the Company					
Category	Mode of voting	No. of shares held	No. of votes polled	% of Votes polled on outstanding shares	No. of votes – in favour	No. of votes – against	% of votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3)=[(2)/(1)]*100	(4)	(5)	(6)=[(4)/(2)]*100	(7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	44461128	0	0	0	0	0	0
	Poll		0	0	0	0	0	0
	Postal Ballot (if applicable)							
	Total	44461128	0	0	0	0	0	0
Public-Institutions	E-Voting	107258300	90442967	84.3226	90424140	18827	99.9792	0.0208
	Poll							
	Postal Ballot (if applicable)							
	Total	107258300	90442967	84.3226	90424140	18827	99.9792	0.0208
Public- Non Institutions	E-Voting	15110273	100703	0.6665	99323	1380	98.6296	1.3704
	Poll							
	Postal Ballot (if applicable)							
	Total	15110273	100703	0.6665	99323	1380	98.6296	1.3704
	Total	166829701	90543670	54.2731	90523463	20207	99.9777	0.0223
						Whether resolution is Pass or Not.	Yes	
						Disclosure of notes on resolution		

KUMAR RANDHIR SINGH

Digitally signed by KUMAR RANDHIR SINGH
Date: 2024.07.29 20:27:35 +05'30'

Details of Invalid Votes	
Category	No. of Votes
Promoter and Promoter Group	
Public Insitutions	
Public - Non Insitutions	

KUMAR RANDHIR SINGH

Digitally signed by KUMAR RANDHIR SINGH
Date: 2024.07.29 20:27:57 +05'30'

Resolution(5)								
Resolution required: (Ordinary / Special)				Ordinary				
Whether promoter/promoter group are interested in the agenda/resolution?				No				
Description of resolution considered				Remuneration payable to Cost Auditors, M/s.Sagar & Associates,Cost Accountants, for the financial year ending March 31,2025				
Category	Mode of voting	No. of shares held	No. of votes polled	% of Votes polled on outstanding shares	No. of votes – in favour	No. of votes – against	% of votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3)= [(2)/(1)]*100	(4)	(5)	(6)= [(4)/(2)]*100	(7)= [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	44461128	44461128	100	44461128	0	100	0
	Poll							
	Postal Ballot (if applicable)							
	Total	44461128	44461128	100	44461128	0	100	0
Public-Institutions	E-Voting	107258300	90453376	84.3323	90448534	4842	99.9946	0.0054
	Poll							
	Postal Ballot (if applicable)							
	Total	107258300	90453376	84.3323	90448534	4842	99.9946	0.0054
Public- Non Institutions	E-Voting	15110273	100734	0.6667	99963	771	99.2346	0.7654
	Poll							
	Postal Ballot (if applicable)							
	Total	15110273	100734	0.6667	99963	771	99.2346	0.7654
	Total	166829701	135015238	80.93	135009625	5613	99.9958	0.0042
Whether resolution is Pass or Not.							Yes	
Disclosure of notes on resolution								

KUMAR RANDHIR SINGH

Digitally signed by KUMAR RANDHIR SINGH
Date: 2024.07.29 20:28:23 +05'30'

Details of Invalid Votes	
Category	No. of Votes
Promoter and Promoter Group	
Public Insitutions	
Public - Non Insitutions	

KUMAR RANDHIR SINGH

Digitally signed by KUMAR RANDHIR SINGH
Date: 2024.07.29 20:28:46 +05'30'